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Attn:	Thomas Jones, Staff Attorney
Sherry Haywood, Staff Attorney
Division of Corporation Finance
Office of Manufacturing

Re:	ECP Environmental Growth Opportunities Corp.
Amendment No. 4 to Registration Statement on Form S-4
Filed December 27, 2021
File No. 333-259335

Ladies and Gentlemen:

On behalf of our client, ECP Environmental Growth Opportunities Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 6, 2022 (the “Comment Letter”) with respect to Amendment No. 4 to the Registration Statement on Form S-4 filed with the Commission by the Company on December 27, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 5 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 4 to Registration Statement on Form S-4 filed December 27, 2021

The U.S. federal income tax treatment of the Merger, page 92

1.	We note your response to prior comment 5 and the cross-reference in the last sentence of this risk factor. Please revise to disclose why qualification of the merger as a reorganization is uncertain.

Response: In response to the Staff’s comment, DLA Piper LLP (US) has delivered an opinion to Fast Radius that under the U.S. federal income tax laws in effect as of the date of the opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the Company has revised pages 16, 93 and 288-290 of the Registration Statement accordingly.

January 7, 2021

Executive Compensation, page 164

2.	Please update your compensation disclosure for the year ended December 31, 2021.

Response: In response to the Staff’s comment, the Company has revised page 167 of the Registration Statement.

Executive Officer and Director Compensation of Fast Radius, page 227

3.	Please update your executive compensation disclosure for the year ended December 31, 2021. Also, update your director compensation disclosure for the year ended December 31, 2021.

Response: In response to the Staff’s comment, the Company has revised pages 227-228 and 233-237 of the Registration Statement.

*    *    *    *

January 7, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Ryan J. Maierson of Latham & Watkins LLP at (713) 546-7420 or Ryan.Maierson@lw.com.

Very truly yours,

/s/ Ryan J. Maierson
Ryan J. Maierson

cc:	Tyler Reeder, ECP Environmental Growth Opportunities Corp.

Drew Brown, ECP Environmental Growth Opportunities Corp.

Lou Rassey, Fast Radius, Inc.

David A. Kurzweil, Latham & Watkins LLP

David E. Owen, Latham & Watkins LLP

Scott Kapp, DLA Piper LLP (US)

Adam Spector, DLA Piper LLP (US)